Exhibit 99.2

INDEPENDENT AUDITORS’ CONSENT

We consent to the use of our report dated February 26, 2003, in this Annual Report on Form 40-F of Bell Canada for the year ended December 31, 2002.

(signed) Deloitte & Touche LLP Deloitte & Touche LLP

Montreal, Canada
April 10, 2003